Windtree Therapeutics, Inc.

2600 Kelly Road, Suite 100

Warrington, PA 18976

September 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Laura Crotty and Celeste Murphy

Re:         Windtree Therapeutics, Inc.

Registration Statement on Form S-3
Filed September 17, 2020 (File No. 333-248874)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Windtree Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-248874) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, Eastern Time, on September 29, 2020, or as soon thereafter as is practicable.

Please contact Rachael M. Bushey, Esq. of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

WINDTREE THERAPEUTICS, INC.

By:	/s/ Craig E. Fraser
	Name:	Craig E. Fraser
	Title:	President and Chief Executive Officer